UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

Emmis Communications Corporation
(Name of Issuer)

6.25% Series A Cumulative Convertible Preferred Stock Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525202, 291525103
(CUSIP Number)

John Barrett Corre Partners Management, LLC 1370 Avenue of the Americas 29th Floor New York, NY 10019 ( 646-863-7152 )
(Name, Address and Telephone Number of Person Authorized to Receieve Notices and Communications)

July 06, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions)
.

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: Corre Opportunities Qualified Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-1155113
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

212,501 Preferred Shares (1)
777,559 Common Stock (1)
The Preferred Shares included in row (11) exclude the shares of 6.25% Series A Cumulative Convertible Preferred Stock (Preferred Shares) held by the other parties to the Lock-Up Agreement described in Item 4.The above information shall be referenced in connection with the other Reporting Persons herein.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.87% (2)
1.96% (3)
(1) Reporting Person beneficially owns 212,501 Preferred Shares, which are convertible as of the date of this Schedule 13D into 518,501 shares of Class A Common Stock, and 777,559 shares of Class A Common Stock.
(2) Based on 928,991 Preferred Shares outstanding as of May 31, 2015 as disclosed in the Issuer's Form 10-Q filed with the SEC on July 9, 2015.
(3) Based on 39,762,765 shares of Class A Common Stock outstanding as of July 3, 2015, as disclosed in the Issuers Form 10-Q filed with the SEC on July 9, 2015.The footnotes above shall be referenced in connection with the other Reporting Persons herein.

14	TYPE OF REPORTING PERSON PN

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: Corre Opportunities II Master Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 98-1222837
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,501 Preferred Shares (1) 777,559 Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87% (2) 1.96% (3)
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: Corre Opportunities Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-4746876
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,501 Preferred Shares (1) 777,559 Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87% (2) 1.96% (3)
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: Corre Partners Advisors, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-4570038
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,501 Preferred Shares (1) 777,559 Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87% (2) 1.96% (3)
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: Corre Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-4570258
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,501 Preferred Shares (1) 777,559 Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87% (2) 1.96% (3)
14	TYPE OF REPORTING PERSON IA

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: John Barrett I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,501 Preferred Shares (1) 777,559 Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87% (2) 1.96% (3)
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 291525202, 291525103

1	NAME OF REPORTING PERSON: Eric Soderlund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,501 Preferred Shares (1) 1,296,060 Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,501 Preferred Shares (1) 777,559 Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87% (2) 1.96% (3)
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER:

This Schedule 13D relates to 6.25% Series A Cumulative Convertible Preferred Stock (the Preferred Shares) and the Class A Common Stock, par value $0.01 per share (the Common Stock) of Emmis Communications Corporation, an Indiana corporation (the Issuer). The address of the executive offices of the Issuer is One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204.

ITEM 2. IDENTITY AND BACKGROUND:

(a) Name of Persons FilingThis Schedule 13D is being filed by:
(i) Corre Opportunities Qualified Master Fund, LP, a Cayman Islands exempted limited partnership (the Qualified Master Fund);
(ii) Corre Opportunities II Master Fund, LP, a Cayman Islands exempted limited partnership (the "COII Master Fund");
(iii) Corre Opportunities Fund, LP, a Delaware limited partnership (the Fund, together with the Qualified Master Fund and the COII Master Fund, the "Funds");
(iv) Corre Partners Advisors, LLC, a Delaware limited liability company (the General Partner), which serves as the general partner of the Funds;
(v) Corre Partners Management, LLC, a Delaware limited liability company (the "Investment Adviser", which has been delegated investment authority over the assets of the Funds by the General Partner;
(vi) Mr. John Barrett (Mr. Barrett) who serves as a managing member of the General Partner;(vii) Mr. Eric Soderlund (Mr. Soderlund) who serves as a managing member of the General Partner.

(b) Residence or business addressThe principal address of each of the Reporting Persons is 1370 Avenue of the Americas, 29th Floor, New York, NY 10019.

(c) Present Principal OccupationThe General Partner has sole and complete discretionary authority to manage the investments of the Funds. The Investment Adviser exercises investment authority over the assets of the Funds by delegation of the General Partner. Mr. Barrett and Mr. Soderlund are the co-owners and managing members of the General Partner and the Investment Adviser.

(d)-(e) During the past five years, none of the Reporting Persons has(i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or(ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CitizenshipThe Fund, the General Partner and the Investment Adviser are all organized under the laws of Delaware. The Qualified Master Fund and COII Master Fund are organized as Cayman Islands exempted limited partnerships. Mr. Barrett and Mr. Soderlund are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

The Funds are private investment partnerships. As disclosed on the Funds' previous Schedule 13D, the Funds purchased the Preferred Shares of the Issuer with its investment capital for an aggregate purchase price of $3,772,537 and the shares of Class A Common Stock of the Issuer for an aggregate purchase price of $1,757,260. No funds were borrowed in connection with such purchases.

ITEM 4. PURPOSE OF TRANSACTION:

On December 12, 2011 Zazove Associates, LLC, the Fund, Kevan A. Fight and DJD Group, LP (collectively, the Locked-Up Holders) entered into a written lock-up agreement (the Lock-Up Agreement) pursuant to which, among other things, each of them agreed, subject to certain exceptions, not to sell, assign, transfer, hypothecate or otherwise dispose of, directly or indirectly, including, without limitation, by any total return swap arrangement or derivative transaction, or any other agreement, arrangement or understanding which could cause the ability to direct the vote of the Preferred Shares to be transferred or otherwise restricted, (i) any Preferred Shares or (ii) any option, interest in or right to acquire any Preferred Shares, in either case absent the prior written consent of at least two Locked-Up Holders that hold at least two thirds of the Preferred Shares subject to the Lock-Up Agreement and unless the transferee thereof agrees in writing to be bound by the terms of the Lock-Up Agreement by executing and delivering a joinder to all Locked-Up Holders. The Locked-Up Holders executed an Amendment to the Lock-Up Agreement dated January 31, 2012 to extend the stated term of the Lock-Up Agreement to April 30, 2012 (the "Amendment"). An additional party, First Derivative Traders LP, joined the Lock-Up Agreement and Amendment.The description of the Lock-Up Agreement and the Amendment in this Schedule 13D is qualified in its entirety by reference to full text of the Lock-Up Agreement and Amendment, a copy of which was filed as an Exhibit to our original 13D filing.The Reporting Persons acquired beneficial ownership and continue to beneficially hold the shares reported herein for investment purposes. The Reporting Person may from time to time engage the Issuer, its representatives or other relevant parties in discussions regarding the Tender Offer and other related matters relevant to the Reporting Persons investment in the Issuer, and may discuss with such parties alternatives to such Tender Offer. Depending on market conditions and other factors that the Reporting Persons may deem material to its investment decisions, the Reporting Persons may sell all or a portion of its shares, or may purchase additional securities of the Issuer, on the open market or in a private transaction, in each case as permitted by the Lock-up Agreement. Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

(a) The Reporting Persons beneficially own 212,501 Preferred Shares, representing approximately 22.87% of the outstanding Preferred Shares, which is based upon 928,991 outstanding Preferred Shares as of May 31, 2015 as disclosed in the Issuer's most recent 10-Q dated July 9, 2015. Because the Preferred Shares are currently convertible into shares of Class A Common Stock, the Reporting Persons also are deemed under Rule 13-d-3(d)(1)(i)(B) of the Exchange Act to have beneficial ownership of the shares of Class A Common Stock issuable upon conversion of the Preferred Shares. Each Preferred Share currently is convertible into 2.44 shares of Class A Common Stock. Accordingly, as of the date of this Schedule 13D, the 212,501 Preferred Shares beneficially owned by the Reporting Persons are convertible into approximately 518,501 shares of Class A Common Stock. These shares combined with the 777,559 shares of Class A Common Stock owned represent 3.21% of the 40,331,751 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act (based on 39,762,765 shares outstanding as of July 3, 2015, as disclosed in the Issuers most recent Form 10-Q filed with the SEC on July 9, 2015, plus the shares issuable uponconversion of the Reporting Persons Preferred Shares).

(b) The Reporting Persons have shared voting and dispositive power with regard to the Preferred Shares and Class A Common Stock shares that are beneficially held by the Reporting Persons.

(c) During the past 60 days, the Reporting Persons disposed of Preferred Shares as follows:
7/6/2015: 13,062 shares at $6.0502 for $79,028
7/7/2015: 2,380 shares at $3.9235 for $9,338
7/9/2015: 1,048 shares at $3.4928 for $3,660
7/10/2015: 4,200 shares at $3.4557 for $14,514

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Other than the Lock-Up Agreement, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILES AS EXHIBITS:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corre Opportunities Qualified Master Fund, LP Corre Opportunities II Master Fund, LP Corre Opportunities Fund, LP Corre Partners Advisors, LLC Corre Partners Management, LLC

Date: July 13, 2015	By:	/s/ John Barrett /s/ Eric Soderlund
Name: John Barrett and Eric Soderlund
Title: individually, as Managing Members of Corre Partners Management, LLC for itself, and as Managing Members of Corre Partners Advisors, LLC for itself and on behalf of Corre Opportunities Qualified Master Fund, LP, Corre Opportunities II Master Fund, LP and Corre Opportunities Fund, LP in its capacity as General Partner

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).